Via Facsimile and U.S. Mail
Mail Stop 4720

November 5, 2009

Mr. Richard J. Carbone
Executive Vice President and Chief Financial Officer
Prudential Financial, Inc.
751 Broad Street
Newark, New Jersey 07102

Re: **Prudential Financial, Inc.**
   Definitive Proxy Statement on Schedule 14A, filed March 20, 2009
   Form 10-K for the Fiscal Year Ended December 31, 2008
   File No. 001-13958

Dear Mr. Carbone:

   We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

Sincerely,

Carlton E. Tartar
Accounting Branch Chief